SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2004
GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing to Organize Conference Call
Regarding Q2 2004 Earnings

Denver, Colorado and Montpellier, France - August 4, 2004 - Genesys Conferencing (Euronext: 3955) (NASDAQ: GNSY), a global multimedia conferencing leader, will hold a web conference on Tuesday, August 10, 2004, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Daylight Time regarding second quarter 2004 earnings .

Chairman and Chief Executive Officer Francois Legros and Executive Vice President/Chief Financial Officer Michael E. Savage will host the call.

The conference call will be webcast live. The call may be accessed by:

•	Dialing 01 70 99 32 12 from France 334 420 4950 from North America 020 7162 0189 from the United Kingdom +44 20 7162 0189 from other countries

•	Or joining the live webcast of the call at www.genesys.com

If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, voice and video conferencing services to over 18,000 clients worldwide, including 200 of the Global 500. The company's services are designed to meet the full range of communication needs within the global enterprise, from small, collaborative team meetings to large, high-profile online events. The company's flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in 21 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is listed on the Nouveau Marché in Paris (Euronext: 3955) and NASDAQ (GNSY) Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President/Chief Financial Officer
Phone: +33 4 99 13 27 66
mike.savage@genesys.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2004

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer